NGP CAPITAL RESOURCES COMPANY

909 Fannin, Suite 3800

Houston, Texas 77010

May 3, 2013

Via EDGAR Transmission, Facsimile

and Electronic Mail

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor

Re:        NGP Capital Resources Company

Registration Statement on Form N-2

File No. 333-160923

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, NGP Capital Resources Company (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form N-2 (the “Registration Statement”), including all amendments thereto, so that it becomes effective at 4:00 p.m., Eastern Time, on May 6, 2013, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please call our counsel, Thompson & Knight LLP, Jessica Hammons at 214-969-1349, to provide notice of the effectiveness of the Registration Statement.

In connection with this request, the Registrant hereby acknowledges as follows:

•	should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert Staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 3, 2013

Thank you for your assistance in this matter.

Very truly yours,

NGP CAPITAL RESOURCES COMPANY

By:          /s/ Stephen K. Gardner

                Stephen K. Gardner

                President & Chief Executive Officer

cc:          L. Scott Biar,

NGP Capital Resources Company

Wesley P. Williams,

Thompson & Knight LLP

Jessica W. Hammons,

Thompson & Knight LLP